ETF MANAGERS GROUP COMMODITY TRUST I

30 Maple Street

Suite 2

Summit, NJ 07901

(844) 383-6477

March 6, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Rahul K. Patel

Re:	ETF Managers Group Commodity Trust I, Breakwave Dry Bulk Shipping ETF Registration Statement on Form S-1 (File No. 333-218453)

Dear Mr. Patel:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ETF Managers Group Commodity Trust I (the “Trust”) respectfully requests that the above-captioned registration statement (the “Registration Statement”) be accelerated and declared effective on March 9, 2018, or as soon thereafter as possible.

In connection with the submission of the Trust’s request for accelerated effectiveness of the Registration Statement, the Trust hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ETF Managers Group Commodity Trust I

By: ETF Managers Capital, LLC, its Sponsor

By:	/s/ Samuel Masucci III
	Name:	Samuel Masucci III
	Title:	Chief Executive Officer